Exhibit 8.01 (a)

VSB Bancorp, Inc.

VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100

Staten Island, N. Y. — September 17, 2010.  VSB Bancorp, Inc. (NASDAQ GM: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on October 1, 2010  to stockholders of record on September 24, 2010. Joseph J. LiBassi, Chairman of the Board of Directors, stated, “We are pleased to announce our twelfth consecutive cash dividend.  Our Company continues to provide the Staten Island community with the best in personal service while maintaining a return to our stockholders.”

Raffaele M. Branca, President and Chief Executive Officer, reported, “Our dividend payout ratio is 23.9% on second quarter 2010 earnings.  We continue to generate good earnings despite the sluggish economy and the other challenges in our marketplace.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997.  The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity increased to $25.9 million by June 30, 2010.  The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated.  Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy, (ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.